SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2007 and schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 30, 2008	/s/ George Zinn
George Zinn
Member of 401(k) Administrative Committee

/s/ Lisa Brummel
Lisa Brummel
Member of 401(k) Administrative Committee

/s/ Bill Sample
Bill Sample
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006,

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2007,

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

EXHIBITS

Exhibit 23—Consent of Deloitte & Touche LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Microsoft Corporation Savings Plus 401(k) Plan

Redmond, Washington

We have audited the accompanying statements of assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 27, 2008

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments held by trustee, at fair value:
Artisan Mid-Cap Fund	$316,475,454	$219,870,257
BGI LifePath Index Retirement - Fund M	1,687,827	893,612
BGI LifePath Index 2010 - Fund M	5,474,209	3,406,055
BGI LifePath Index 2020 - Fund M	36,706,819	22,553,443
BGI LifePath Index 2030 - Fund M	62,588,734	35,496,153
BGI LifePath Index 2040 - Fund M	59,045,807	28,865,684
Fidelity Contrafund	522,221,145	381,622,653
Fidelity Growth Company Fund	513,704,522	399,135,825
Fidelity Institutional Money Market Fund	210,113,460	163,977,951
Fidelity Intermediate Bond Fund	126,952,987	111,347,515
Fidelity Overseas Fund	—	415,017,888
Fremont Institutional U.S. Microcap Fund (Inst)	—	103,142,073
ING International Value Fund	266,596,948	185,881,200
Microsoft Corporation Common Stock	899,776,688	847,866,385
Oakmark Equity & Income Fund	416,009,636	341,725,767
PIMCO Total Return Fund	195,598,692	152,965,359
Royce Low Priced Stock Fund (Inst)	240,726,794	231,616,289
Russell International Growth Account	549,860,174	—
Vanguard Growth Index Fund (Inst)	67,392,065	47,468,971
Vanguard Institutional Index Fund (Plus)	526,647,027	492,091,958
Vanguard Small-Cap Growth Index Fund (Inst)	149,444,909	17,689,439
Vanguard Value Index Fund (Inst)	216,006,858	187,154,862
Participant Loans	43,889,463	39,873,606

Total investments	5,426,920,218	4,429,662,945
Uninvested cash:	237,248	848,110
Receivables:
Participant contributions	253,254	—
Employer contributions	—	—

Total receivables	253,254	—

Total assets	5,427,410,720	4,430,511,055
LIABILITIES:
Payables:
Participant contributions	—	—
Employer contributions	—	—

Total payables	—	—

Total liabilities	—	—
ASSETS AVAILABLE FOR BENEFITS	$5,427,410,720	$4,430,511,055

See notes to the Financial Statements.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2007

	2007	2006	2005
ADDITIONS:
Net investment income:
Interest and dividends	$252,823,801	$213,077,272	$89,684,934
Net appreciation in fair value of investments	356,699,041	301,303,708	115,776,618

Total net investment income	609,522,842	514,380,980	205,461,552
Contributions:
Participant	487,456,090	428,090,550	356,374,595
Employer	147,958,476	128,814,606	110,811,118
Transfers In	3,881,289	10,862,745	—

Total contributions	639,295,855	567,767,901	467,185,713

Total additions	1,248,818,697	1,082,148,881	672,647,265
DEDUCTIONS:
Benefits paid to participants	251,919,032	174,588,997	189,286,358

CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS	996,899,665	907,559,884	483,360,907
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,430,511,055	3,522,951,171	3,039,590,264

End of year	$5,427,410,720	$4,430,511,055	$3,522,951,171

See notes to the Financial Statements.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers include Microsoft Corporation; MSNBC Interactive News, LLC; Microsoft Capital Corporation; Microsoft Licensing, GP; MOL Corporation; and Vexcel Corporation. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and is funded by Company contributions (including Company contributions of employee salary deferrals) made to the trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan. This is a summary only; Plan participants should refer to the Plan document for more complete information.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in the Microsoft Common Stock Fund are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft. Participants who are not employed by an employer that is established as a corporation (for example, MSNBC Interactive News, LLC) may not participate in the ESOP but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends in cash paid directly to them. Instead, dividends paid on contributions and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Eligibility: Regular employees of the Company who have reached age 18 may enroll in the Plan at any time; entry dates are the 1st and 16th of the calendar month following enrollment.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime, including the amount of compensation deferred to this Plan. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and non-cash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Contributions: Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from 1% to 50% of their eligible compensation per pay period subject to regulatory limitations. Participants may also contribute from 1% to 7% of their eligible compensation per pay period in non-Roth after-tax contributions to the Plan. Participants reaching age 50 or older by the end of the Plan year and who are making the maximum regular employee pre-tax and/or Roth elective contributions to the Plan may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or after-tax Roth basis of 1% to 75% of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

The Company will make a pre-tax matching contribution of 50 cents for every dollar (up to a 6% combined pre-tax and Roth contribution rate) contributed. Participants will only be matched on pre-tax and after-tax Roth contributions and will not receive a match on non-Roth after-tax contributions or catch-up contributions. The maximum Company match is 3% of the participant’s eligible compensation, subject to regulatory limitations.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Employees are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan to avoid a financial hardship. A hardship withdrawal is limited to the following types of money: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may withdraw all, or any portion, of the balance in their vested accounts after reaching age 59 1/2. Distributions may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Company common stock or cash.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain mutual funds offered in the Plan pay reimbursements back to Fidelity Investments, the Plan trustee. These reimbursements are in turn used to pay the trustee for Plan administrative expenses.

Participants are responsible for fees associated with certain transactions such as loan originations, Domestic Relations Order qualification, and dividend checks. Participants also pay commission charges for buying and selling Microsoft Stock within the Plan.

Plan Amendment and Termination: The Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, account balances will be fully vested and will be distributed in the form and manner determined by the plan administrator.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments and Participant loans: Investment alternatives are recorded at fair value based on quoted prices. Participant loans are recorded at principal balance, which approximates fair value. Security transactions are accounted for as of settlement date as the resulting difference compared to the trade date is immaterial. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

NOTE 2: INVESTMENTS

All contributions to the Plan are held and invested by Fidelity Investments (“Fidelity”), trustee of the Plan. Participants are responsible for deciding in which of the investment alternatives their account will be invested. Participants can invest their Plan assets in any of the investment alternatives offered. There is no assurance that the investment alternative’s goals, as summarized below based on information from the investment managers, will be achieved. Full descriptions of the investment alternatives can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the Investment Fact Sheet (for all alternatives except Microsoft Common Stock).

The following investments represent 5% or more of assets available for benefits as of December 31, 2007:

Investments held by trustee	Ending Balance as of December 31, 2007	% of Assets Available for Benefits
Microsoft Common Stock	$899,776,688	17%
Russell International Growth Account	$549,860,174	10%
Vanguard Institutional Index Fund (Plus)	$526,647,027	10%
Fidelity Contrafund	$522,221,145	10%
Fidelity Growth Company Fund	$513,704,522	9%
Oakmark Equity & Income Fund	$416,009,636	8%
Artisan Mid-Cap Fund	$316,475,454	6%

The following investments represent 5% or more of assets available for benefits as of December 31, 2006:

Investments held by trustee	Ending Balance as of December 31, 2006	% of Assets Available for Benefits
Microsoft Common Stock	$847,866,385	19%
Vanguard Institutional Index Fund (Plus)	$492,091,958	11%
Fidelity Overseas Fund	$415,017,888	9%
Fidelity Growth Company Fund	$399,135,825	9%
Fidelity Contrafund	$381,622,653	9%
Oakmark Equity & Income Fund	$341,725,767	8%
Royce Low Priced Stock Fund (Inst)	$231,616,289	5%

Investment alternatives as of December 31, 2007:

Artisan Mid-Cap Fund

The Artisan Mid-Cap Fund primarily invests in a diversified portfolio of stocks of mid-sized US companies that the investment manager identifies as well positioned for long-term growth, reasonably priced by the market, and at an early stage in their profit cycle. The fund generally maintains median and weighted average market capitalizations of less than $10 billion.

BGI LifePath Index Retirement - Fund M

BGI LifePath Index Retirement Fund M is designed for investors who are likely to use their funds as a source of income during retirement. The static equity allocation is 35%, which seeks to continue asset growth for participants in or near retirement. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in funds holding securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2010 - Fund M

BGI LifePath Index 2010 Fund M is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2010. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2020 - Fund M

BGI LifePath Index 2020 Fund M is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2020. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations. and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2030 - Fund M

BGI LifePath Index 2030 Fund M is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2030. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2040 - Fund M

BGI LifePath Index 2040 Fund M is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2040. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

Fidelity Contrafund

The Fidelity Contrafund invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in growth or value stocks or both.

Fidelity Growth Company Fund

The Fidelity Growth Company Fund primarily invests in common stocks. The fund invests in companies that the manager believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Institutional Money Market Fund

The Fidelity Institutional Money Market Fund invests the fund’s assets primarily in the highest-quality U.S. dollar-denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements. The fund also may enter into reverse repurchase agreements. Securities are “highest-quality” if rated in the highest category by at least two nationally recognized rating services or by one if only one rating service has rated a security, or, if unrated, determined to be of equivalent quality by Fidelity Management & Research Company (“FMR”). FMR will invest more than 25% of the fund’s total assets in the financial services industries.

Fidelity Intermediate Bond Fund

The Fidelity Intermediate Bond Fund primarily invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities (those of medium and high quality). The fund is managed to have an overall interest-rate risk similar to the Lehman Brothers Intermediate Government/Credit Bond Index. The fund will normally maintain a dollar-weighted average maturity between three and ten years. Assets are allocated across different market sectors and maturities.

Fidelity Overseas Fund

The Fidelity Overseas Fund primarily invests at least 80% of its assets in non-U.S. securities. When allocating investments among countries and regions, FMR considers the size of the market in each country and region relative to the size of the world market as a whole. Normally this fund invests primarily in common stocks. This fund was removed from the Microsoft 401(k) Savings Plus Plan fund lineup effective October 31, 2007.

Fremont Institutional U.S. Microcap Fund - Institutional Class

The Fremont Institutional U.S. Microcap Fund invests primarily in the stock of U.S. micro-capitalization companies. Normally, the fund will invest at least 80% of its assets in U.S. Micro-cap stocks. The Russell Microcap Index is the benchmark for the fund, as of December 5, 2007 (previously Russell 2000 Growth Index). The Fremont Institutional U.S. Microcap Fund was frozen to new investments within the Microsoft 401(k) Savings Plus Plan effective September 29, 2006. This fund was removed from the Microsoft 401(k) Savings Plus Plan fund lineup effective February 28, 2007.

ING International Value Fund

The ING International Value Fund invests primarily in foreign companies with market capitalizations greater than $1 billion, but the fund may hold up to 25% of its assets in companies with smaller market capitalizations. The fund usually will invest at least 65% of its total assets in securities of companies located in at least three countries other than the U.S. and may include emerging market countries.

Microsoft Common Stock

Microsoft Common Stock consists entirely of the Company’s common stock.

Oakmark Equity & Income Fund

The Oakmark Equity & Income Fund invests primarily in a diversified portfolio of U.S. equity and fixed-income securities. The fund invests approximately 50% to 75% of its total assets in equity securities, including securities convertible into equity securities, 25% to 50% of its assets in U.S. government securities and debt securities rated at time of purchase within the two highest grades assigned by Moody’s Investors Service, Inc. or Standard and Poor’s Corporation, and up to 20% in unrated or lower-rated debt securities.

PIMCO Total Return Fund

The PIMCO Total Return Fund invests in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to 12 years), investments may also include short- and long-maturity bonds.

Royce Low Priced Stock Fund - Institutional Class

The Royce Low-Priced Stock Fund invests in both small-cap and micro-cap companies that are trading for less than US$25 per share at the time of purchase. Low-priced securities generally do not draw substantial interest from institutional investors, are often not well known, and can be difficult to buy and sell.

Russell International Growth Account

The Russell International Growth Account invests primarily in the equity securities of non-U.S. companies, including companies based in countries with emerging markets. The portfolio will invest with a broad capitalization mandate, including large, mid, and smaller-cap stocks and is focused on non-U.S. growth stocks. Managers selected to invest the assets of the portfolio are Hansberger Global Investors, Neuberger Berman, and UBS Global Asset Management.

Vanguard Growth Index Fund - Institutional Class

The Vanguard Growth Index Fund invests in all the stocks of the MSCI U.S. Prime Market Growth Index in approximately the same proportion in which they are represented in the index. The overall risk level of the fund is moderate to aggressive.

Vanguard Institutional Index Fund - Plus Class

The Vanguard Institutional Index Fund holds all 500 stocks that make up the S&P 500 Index in proportion to their weighting in the index. The fund attempts to track the performance of the index and remains fully invested in stocks at all times.

Vanguard Small-Cap Growth Index Fund - Institutional Class

The Vanguard Small-Cap Growth Index Fund employs a passive management strategy designed to track the performance of the MSCI U.S. Small-Cap Growth Index. The fund attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up this index.

Vanguard Value Index Fund - Institutional Class

The Vanguard Value Index Fund employs a passive management approach designed to track the performance of the MSCI U.S. Prime Market Value Index, a broadly diversified index of value stocks of predominantly large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

NOTE 3: PARTICIPANT LOANS

Loans are available in $100 increments from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50% of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the outstanding balance of all other outstanding loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months. The term of a General Loan may not exceed five years or be less than 12 months.

The interest rate for Primary Residence Loans is 1% plus the yield for the Federal Home Loan Mortgage Corporation 30-year mortgage commitment for a standard conventional fixed-rate mortgage, delivery within 30 days. The range of interest rates for outstanding Primary Residence Loans during 2007 was 5.25% to 10.50%. The interest rate for General Loans is 1% plus the prime rate on corporate loans. The range of interest rates for outstanding General Loans during 2007 was 5.00% to 9.25%.

Loan repayments are made through after-tax, semi-monthly payroll deductions. If a participant’s employment terminates for any reason and the loan balance is not paid in full by the participant within a 60-day grace period, the loan balance will be defaulted and will become taxable income to the participant.

NOTE 4: TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated March 9, 2006, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code . The determination letter covered Plan amendments adopted from October 25, 2001 through October 10, 2005, and the trust agreement adopted on June 2, 2004. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

NOTE 5: RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2007

	Shares or units	Cost	Fair Market value
DESCRIPTION OF ASSETS:
Artisan Mid-Cap Fund	10,228,683	$304,329,451	$316,475,454
BGI LifePath Index Retirement - Fund M	141,596	1,561,819	1,687,827
BGI LifePath Index 2010 - Fund M	452,788	5,027,115	5,474,209
BGI LifePath Index 2020 - Fund M	2,943,610	33,198,121	36,706,819
BGI LifePath Index 2030 - Fund M	4,939,916	56,982,639	62,588,734
BGI LifePath Index 2040 - Fund M	4,566,574	54,485,934	59,045,807
Fidelity Contrafund	7,142,951	442,743,611	522,221,145
Fidelity Growth Company Fund	6,190,703	360,069,111	513,704,522
Fidelity Institutional Money Market Fund	210,113,460	210,113,460	210,113,460
Fidelity Intermediate Bond Fund	12,507,683	129,169,433	126,952,987
Fidelity Overseas Fund	—	—	—
Fremont Institutional U.S. Microcap Fund (Inst)	—	—	—
ING International Value Fund	14,348,598	281,002,705	266,596,948
Microsoft Corporation Common Stock	25,274,626	505,686,309	899,776,688
Oakmark Equity & Income Fund	15,476,549	373,607,982	416,009,636
PIMCO Total Return Fund	18,297,352	192,944,888	195,598,692
Royce Low Priced Stock Fund (Inst)	16,309,403	282,688,721	240,726,794
Russell International Growth Account	59,061,243	589,617,751	549,860,174
Vanguard Growth Index Fund (Inst)	2,028,049	56,248,084	67,392,065
Vanguard Institutional Index Fund (Plus)	3,926,100	446,284,885	526,647,027
Vanguard Small-Cap Growth Index Fund (Inst)	7,457,331	143,023,145	149,444,909
Vanguard Value Index Fund (Inst)	8,327,173	189,570,670	216,006,858
Participant loans receivable			43,889,463

		$4,658,355,834	$5,426,920,218